ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-263376
Dated June 29, 2022

Contingent Income Auto-Callable Securities with Daily Coupon Observation and 6-Month Initial Non-Call Period Based on the Performance of S&P 500® Index due on or about July 3, 2025

This document provides a summary of the terms of the Contingent Income Auto-Callable Securities with Daily Coupon Observation and 6-Month Initial Non-Call Period (the “securities”). Investors should carefully review the accompanying preliminary pricing supplement for the securities, the accompanying product supplement, accompanying index supplement and the accompanying prospectus, as well as the “Risk Considerations” section below, before making an investment decision.

The securities do not guarantee any return of principal at maturity. Investors will not participate in any appreciation of the underlying index and must be willing to accept the risk of not receiving any contingent payments over the term of the securities. The securities are unsubordinated, unsecured debt obligations issued by UBS AG (“UBS”), and all payments on the securities are subject to the credit risk of UBS. As used in this document, “we,” “us,” or “our” refers to UBS.

SUMMARY TERMS
Issuer:	UBS AG London Branch
Underlying index:	S&P 500® Index (Bloomberg Ticker: “SPX”)
Stated principal amount:	$1,000.00 per security
Pricing date:	Expected to be June 30, 2022
Original issue date:	Expected to be July 6, 2022 (3 business days after the pricing date; see preliminary pricing supplement).
Final observation end date:	Expected to be June 30, 2025, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Maturity date:	Expected to be July 3, 2025, subject to postponement for certain market disruption events and as described in the accompanying product supplement.
Early redemption:

If, on any observation end date (other than the first observation end date and final observation end date), the closing level of the underlying index is equal to or greater than the call threshold level, the securities will be redeemed early and we will pay the early redemption amount on the first contingent payment date immediately following the related observation end date.

Early redemption amount:	The early redemption amount will be an amount equal to (i) the stated principal amount plus (ii) any contingent payment with respect to the related observation period.
Contingent payment:	◼

If the closing level of the underlying index or final index level, as applicable, is equal to or greater than the coupon barrier level on each trading day during an observation period, we will pay a contingent payment of $20.75 (equivalent to 8.30% per annum of the stated principal amount) per security on the related contingent payment date.

◼

If the closing level of the underlying index or final index level, as applicable, is less than the coupon barrier level on any trading day during an observation period, no contingent payment will be made with respect to that observation period.

Observation end dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-trading days and certain market disruption events.
Contingent payment dates:	Quarterly (as set forth on the cover of the preliminary pricing supplement), subject to postponement for non-business days and certain market disruption events.
Observation period:	Each trading day from but excluding the prior observation end date (or the pricing date in the case of the first observation period) to and including the next following observation end date.
Payment at maturity:	◼ If the final index level is equal to or greater than the downside threshold level: (i) the stated principal amount plus (ii) any contingent payment otherwise payable on the maturity date
◼

If the final index level is less than the downside threshold level:

a cash payment that is less than the stated principal amount, if anything, resulting in a percentage loss that is equal to the underlying return, for an amount equal to (i) the stated principal amount plus (ii) the stated principal amount times the underlying return.

If the final index level is less than the downside threshold level, investors will lose a significant portion and may lose all of their initial investment.

Underlying return:	The quotient, expressed as a percentage of the following formula: (final index level − initial index level) / initial index level
Call threshold level:	100.00% of the initial index level
Coupon barrier level:	75.00% of the initial index level
Downside threshold level:	75.00% of the initial index level
Initial index level:	The closing level of the underlying index on the pricing date.
Final index level:	The closing level of the underlying index on the final observation end date.
CUSIP / ISIN:	90279FLA7 / US90279FLA74
Listing:	The securities will not be listed or displayed on any securities exchange or any electronic communications network.
Commission:	2.50% of the aggregate principal amount.
Estimated initial value:	Expected to be between $929.20 and $959.20 per security. See “Risk Factors” in the preliminary pricing supplement.
Preliminary pricing supplement:	https://www.sec.gov/Archives/edgar/data/1114446/000183988222014466/ubs2000011594_424b2-07232.htm

HYPOTHETICAL PAYOUT

The below figures are based on a hypothetical downside threshold level of 75.00% of a hypothetical initial index level and are purely hypothetical (the actual terms of your security will be determined on the pricing date and will be specified in the final pricing supplement).

Hypothetical Payment at Maturity if No Early Redemption Occurs

Change in Underlying Index	Payment at Maturity (excluding any contingent payment payable at maturity)
+50.00%	$10.00
+40.00%	$10.00
+30.00%	$10.00
+20.00%	$10.00
+10.00%	$10.00
0.00%	$10.00
-10.00%	$10.00
-20.00%	$10.00
-25.00%	$10.00
-26.00%	$7.40
-30.00%	$7.00
-40.00%	$6.00
-50.00%	$5.00
-60.00%	$4.00
-70.00%	$3.00
-80.00%	$2.00
-90.00%	$1.00
-100.00%	$0.00

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You will find a link to the accompanying preliminary pricing supplement for the securities above and links to the accompanying product supplement, accompanying index supplement and accompanying prospectus for the securities under “Additional Information about UBS and the Securities” in the preliminary pricing supplement, which you should read and understand prior to investing in the securities.

The issuer has filed a registration statement (including a prospectus as supplemented by a product supplement and the preliminary pricing supplement) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying prospectus in that registration statement and the other documents the issuer has filed with the SEC, including the accompanying preliminary pricing supplement and the accompanying product supplement, for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-833-653-0401. Our Central Index Key, or CIK, on the SEC web site is 0001114446.

Risk Considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the preliminary pricing supplement. Please review those risk factors carefully prior to making an investment decision.

Risks Relating to Return Characteristics

▪Risk of loss at maturity. The securities differ from ordinary debt securities in that UBS will not necessarily repay the stated principal amount of the securities at maturity. If the securities are not redeemed early, UBS will repay you the stated principal amount of your securities in cash only if the final index level is equal to or greater than the downside threshold level and will only make such payment at maturity. If the securities are not redeemed early and the final index level is less than the downside threshold level, you will lose a significant percentage or all of your principal amount equal to the underlying return.

▪You may receive no contingent payments.

▪Your potential return on the securities is limited and you will not participate in any increase in the level of the underlying index from the initial index level.

▪Higher contingent payments or a lower downside threshold level or coupon barrier may reflect greater expected volatility of the underlying index, and greater expected volatility generally indicates an increased risk of loss at maturity.

▪Reinvestment risk.

Risks Relating to Characteristics of the Underlying Index

▪Market risk.

▪There can be no assurance that the investment view implicit in the securities will be successful.

▪Changes affecting the underlying index could have an adverse effect on the market value of, and return on, the securities.

▪There is no affiliation between the index sponsor and UBS, and UBS is not responsible for any disclosure by the index sponsor.

▪The underlying index reflects price return, not total return.

Estimated Value Considerations

▪The issue price you pay for the securities will exceed their estimated initial value.

▪The estimated initial value is a theoretical price and the actual price that you may be able to sell your securities in any secondary market (if any) at any time after the pricing date may differ from the estimated initial value.

▪Our actual profits may be greater or less than the differential between the estimated initial value and the issue price of the securities as of the pricing date.

Risks Relating to Liquidity and Secondary Market Price Considerations

▪There may be little or no secondary market for the securities.

▪The price at which UBS Securities LLC and its affiliates may offer to buy the securities in the secondary market (if any) may be greater than UBS’ valuation of the securities at that time, greater than any other secondary market prices provided by unaffiliated dealers (if any) and, depending on your broker, greater than the valuation provided on your customer account statements.

▪Price of securities prior to maturity.

▪Impact of fees and the use of internal funding rates rather than secondary market credit spreads on secondary market prices.

Risks Relating to Hedging Activities and Conflicts of Interest

▪Potential conflicts of interest.

▪Potentially inconsistent research, opinions or recommendations by UBS.

▪Potential UBS impact on an underlying index or index constituent stock.

Risks Relating to General Credit Characteristics

▪Credit risk of UBS.

▪The securities are not bank deposits.

▪If UBS experiences financial difficulties, FINMA has the power to open restructuring or liquidation proceedings in respect of, and/or impose protective measures in relation to, UBS, which proceedings or measures may have a material adverse effect on the terms and market value of the securities and/or the ability of UBS to make payments thereunder.

Risks Relating to U.S. Federal Income Taxation

▪Uncertain tax treatment. See “Tax Considerations” in the preliminary pricing supplement and “Material U.S. Federal Income Tax Consequences”, including the section “— Securities Treated as Prepaid Derivatives or Prepaid Forwards with Associated Contingent Coupons”, in the accompanying product supplement. You should consult your tax advisor about your tax situation.

Underlying Index

For information about the underlying index, including historical performance information, see “Information About the Underlying Index” in the preliminary pricing supplement.

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